

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 30, 2009

Via U.S. Mail and Fax (303) 595-0709
Mr. Joseph B. Feiten
Chief Financial Officer
American Oil & Gas, Inc.
1050 17th Street, Suite 2400
Denver, Colorado 80265

> **Re:** **American Oil & Gas, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
>
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 24, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 8, 2009**
> **File No. 1-31900**

Dear Mr. Feiten:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2008 and related filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1.   Where comments on one filing impact disclosure that appears in another, please
        make corresponding changes to the related disclosure in all filings. That will
        eliminate the need for us to issue repetitive comments.

Customers, page 5

2.   Disclose the percentage of oil and gas sales that each of the named customers
        accounted for in each of the years that you list.

Risk Factors, page 10

3.   The generic reference to risks "set forth … in documents incorporated by
        reference" does not meet the standards for incorporation by reference set forth in
        Rule 411. Please revise the disclosure accordingly, specifying precisely which
        portions of which documents you intend to incorporate by reference. In the
        alternative, eliminate the reference, and make clear that you include in this section
        all known, material risks.

Signatures, page 44

4.   Ensure that all required individuals have signed and that all required capacities
        have been specified. In that regard, you do not identify the individual signing in
        the capacity of controller or principal accounting officer, as General Instruction
        D(2)(a) of Form 10-K requires. See also General Instruction D(2)(b).

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Directors, Executive Officers, and Corporate Governance, page 2

5.   Please expand your disclosure to include the specific information required by
        Item 401(e) of Regulation S-K. Provide the month and year for each position
        held by each director and executive officer during the past five years and the
        name and principal business of each such employer, and eliminate all gaps and
        ambiguities in that regard. Among sketches requiring revision are those you
        provide for Messrs. Whitney (clarifying whether he continues to serve as
        President and CEO of Colorado Interstate Gas); Hobbs (clarifying whether the
        consulting services you describe were all performed in his capacity as managing
        member of ECA); and Feiten (clarifying his experience in the balance of 2006

prior to joining American Oil and subsequent to the four-month post-acquisition transition period).

Compensation Discussion and Analysis, page 4

Compensation Philosophy, page 5

6.   We note your disclosure that you relate total compensation for each named executive officer to "overall company performance" and "individual performance". Provide a quantitative and qualitative discussion of all of the terms of the necessary company and individual performance targets to be achieved for your named executive officers to earn each element of their compensation. Please disclose the specific company and individual performance targets used to determine compensation or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing the likelihood of achieving these target levels or other factors, provide as much detail as necessary.

Base Salary, page 5

7.   We note your disclosure that the Company intends its salary levels to be "consistent with competitive practices of comparable institutions and each executive's level of responsibility". You further state that your compensation committee considers the "compensation paid to persons having similar duties and responsibilities in other competitive institutions" and reviews "a survey of compensation paid to executive offices performing similar duties for oil and natural gas companies." Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters.

Security Ownership of Certain Beneficial Owners, page 10

8.   Revise the tabular disclosure to identify those natural persons with the power to vote or dispose of the shares listed as held by the various entities you list.

Form 10-Q for the quarterly period ended March 31, 2009

Short-term Investments, page 8

9.   We note your short-term investments consist of auction-rate securities with a
        carrying value of $5 million at March 31, 2009. We also note you have recorded
        an other-than-temporary loss of $300,000, and a temporary loss of $250,000 on
        these investments. Please tell us and disclose in more detail your methodology
        for determining how these investments are impaired on a temporary or permanent
        basis. Further, provide more current detail on these investments including the key
        terms of each security, including maturity dates.

Note 5 – Fair Value Measurements, page 9

10.   Please provide the reconciliation of the beginning and ending balances for your
        Level 3 inputs as required by paragraph 32(c) of SFAS No. 157.

Engineering comments:

Form 10-K for the year ended December 31, 2008

Production Volumes, Sales Prices and Production Costs, page 20

11.   Approximately 13% of your production is natural gas liquids. However, we note
        that you do not provide an average price for this segment of your production. As
        the price for this product is significantly different from crude oil, please provide
        the price of natural gas liquids in future filings for as long as it is a material
        portion of your production stream.

Information Regarding Proved Oil and Gas Reserves, page F-26

12.   In your explanation of significant reserve changes in 2008 you indicate that you
        took a negative reserve revision due to two Fetter gas wells which had high initial
        rates of production in late 2007 but only produced minimal volumes in 2008. We
        also note, however, that you added reserves at the end of 2008 for two Fetter gas
        wells drilled in 2008. Please tell us the following:

        •   cumulative gross production for the two wells drilled in late 2007 that
            only produced minimum volumes of production in 2008;
        •   the gross reserves that you attributed to each of the Fetter wells drilled in
            2008;

- the current status and production rates for each of the two wells drilled in 2008;
- the net interest that you have in each of the four wells;
- provide a production graph of production over time for each of the four wells with the future production forecast for the wells drilled in 2007 that was utilized at the end of 2007 included on the production graph for each of those two wells and for the two wells drilled in 2008 include the production forecast on each of their production graphs.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy at (202) 551-3703 if you have questions regarding the engineering comments and related matters. You may contact Tim Levenberg at (202) 551-3707 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Roger Schwall

H. Roger Schwall
Assistant Director